Exhibit 3.104

BRANDYWINE CHRISTINA LLC
LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) is entered into as of this __ of December, 2001 by and between Brandywine Operating Partnership, L.P., a Delaware limited partnership (“BOP”), currently the only admitted Member of Brandywine Christina LLC, a Delaware limited liability company (the “Company”), and the Company.

1.   Organization.   BOP has organized the Company as a limited liability company under the Delaware Limited Liability Company Act and has caused a Certificate of Formation to be prepared, executed and filed in the office of the Secretary of State of the State of Delaware.

2.   Purpose.   The Company has been organized to pursue any lawful purpose except for the purposes of banking or insurance.

3.   Term.   The term of the Company shall commence upon the filing of the Certificate of Formation in the office of the Secretary of State of the State of Delaware and shall continue until terminated by majority vote of its Member(s), at which time the then existing Member(s) shall file a Certificate of Cancellation in the office of the Secretary of State of the State of Delaware.

4.   Management.   The Company shall be managed by its Member(s). BOP hereby designates as its agents Anthony A. Nichols, Sr., Chairman, Gerard H. Sweeney, Sr., President and Chief Executive Officer, Anthony A. Nichols, Jr., Vice President and Assistant Secretary, H. Jeffrey DeVuono, Vice President and Assistant Secretary, George Sowa, Vice President and Assistant Secretary, Brad A. Molotsky, Secretary of the Company and Barbara Yamarick, Vice President and Assistant Secretary. While serving in such capacities, Messrs. Nichols, Sweeney, Nichols, DeVuono, Sowa, Molotsky and Ms. Yamarick shall have active management of the operations of the Company, including without limitation, the power and authority to execute and deliver in the name of and on behalf of the Company any and all documents which any of them may deem necessary, desirable or appropriate, subject, however, to the control of its Member(s), and shall make such reports of the affairs of the Company to the Member(s) as such Member(s) may require. Such designation by BOP shall not cause BOP to cease to be a Member of the Company, nor shall such designation be deemed to confer Member status, rights or interests upon Messrs. Nichols, Sweeney, Nichols, DeVuono, Sowa, Molotsky and Ms. Yamarick. Such designation notwithstanding, BOP retains the power and authority to manage and control the business and affairs of the Company, including the right to remove and replace Messrs. Nichols, Sweeney, Nichols, DeVuono, Sowa, Molotsky and Ms. Yamarick as its agents.

5.   Limitation of Liability.   No agent designated pursuant to this Agreement shall be liable, responsible or accountable, in damages or otherwise, to any Member or to the Company for any action or inaction performed (or not performed) in good faith by him with respect to Company matters, except for fraud, gross negligence or an intentional breach of this Operating Agreement.

6.   Additional Members.   Additional Members shall be admitted only upon the written agreement of BOP. The terms and conditions of this Limited Liability Company Agreement may not be modified or amended except by a written agreement signed by BOP.

7.   Governing Law.   This Limited Liability Company Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law rules in that jurisdiction.

IN WITNESS WHEREOF, the undersigned has, through its duly authorized representative, set its hand as of the date first written above.

BRANDYWINE OPERATING PARTNERSHIP, L.P.

By:	BRANDYWINE REALTY TRUST, Its General Partner

By:	/s/ Gerard H. Sweeney
Name: Gerard H. Sweeney
Title: President and Chief Executive Officer